COLUMBIA FUNDS SERIES TRUST

225 Franklin Street

Boston, MA 02110

Writer’s Direct Contact

(617) 385-9536

April 28, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.: Ms. Deborah O’Neal-Johnson

RE:	Columbia Funds Series Trust (the “Trust”)

Post-Effective Amendment No. 92 to Registration Statement on Form N-1A

Registration File Nos.: 333-89661; 811-09645

Dear Ms. O’Neal-Johnson:

In connection with the registration of the Trust under the Investment Company Act of 1940 (the “1940 Act”) and the issuance of an indefinite number of its securities under the Securities Act of 1933 (the “1933 Act”), we are transmitting for filing on EDGAR, pursuant to Rule 485(a) of the 1933 Act, Post-Effective Amendment No. 92 under the 1933 Act and Amendment No. 93 under the 1940 Act to the Trust’s Registration Statement on Form N-1A.

The purpose of the filing is to describe certain changes to the principal investment strategies and risks of Columbia Multi-Advisor International Equity Fund, a series of the Trust.

If you have any questions or comments, please do not hesitate to contact the undersigned at 617.385.9536.

Very truly yours,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Series Trust
225 Franklin Street
Boston, MA 02110